Exhibit 99.11

Information for holders of Shell Transport ADRs

Unification of Shell Transport and Royal Dutch

Information for holders of Shell Transport ADRs

On October 28, 2004, the Shell Transport Board and the Royal Dutch Boards announced that they had unanimously agreed, in principle, to propose to shareholders the unification of Shell Transport and Royal Dutch under a single new parent company, Royal Dutch Shell plc. Shell Transport is now asking shareholders to vote on the proposed unification at meetings to be held on June 28, 2005.

This leaflet sets out information on:

–	the process for voting on these proposals;

–	how and when you will receive your new Royal Dutch Shell ADRs; and

–	where to obtain further information.

Enclosed with this leaflet are a number of other documents:

–	the Scheme Document that provides details of the proposals for the unification of Shell Transport and Royal Dutch; and

–	a yellow stripe combined voting instruction card for the Court Meeting and the Shell Transport EGM.

Before deciding what course of action to take, it is important that you read the details of the transaction set out in the Scheme Document and, in particular, the explanatory statement set out in Part 2.

The purpose of this leaflet and the Scheme

Document is to provide you with brief details of the transaction and to allow you to take the necessary action in relation to it. However, for those who require or would like additional information, two longer, more detailed documents have been prepared (the Long Form Scheme Document, which contains the Scheme, and the Listing Particulars). These documents are available at www.shell.com/unification or on request. Details of how you can request copies of these documents are set out on page 4 of this leaflet.

Capitalised words in this leaflet have the meanings given in Part 5 of the Scheme Document.

Voting Information

What are the meetings?

Three separate shareholder meetings will be held on June 28, 2005:

The Shell Transport annual general meeting

Details of this meeting will be sent to you separately.

The Court Meeting

The Court Meeting is a meeting of Shell Transport Ordinary Shareholders and holders of Shell Transport Bearer Warrants and is convened by the High Court under the Companies Act as part of the formal procedure for approving the Scheme of Arrangement which forms part of the proposals for the unification of Shell Transport and Royal Dutch. Details of the Scheme are contained in the Scheme Document. The formal notice for the Court Meeting is set out in Part 6 of the Scheme Document.

The Shell Transport extraordinary general meeting (Shell Transport EGM)

The Shell Transport EGM will consider resolutions to approve and implement the Scheme and related proposals. The notice for this meeting is set out in Part 7 of the Scheme Document.

The Shell Transport annual general meeting will commence promptly at 11am (London time), the Court Meeting at 12 noon (London time) (or as soon thereafter as the Shell Transport annual general meeting concludes or is adjourned) and the Shell Transport EGM at 12.10pm (London time) (or as soon thereafter as the Court Meeting concludes or is adjourned).

Where are the meetings?

All three meetings will be held at ExCeL, 1 Western Gateway, Royal Victoria Dock, London E16 1XL.

Speaking and Voting at the Court Meeting and the Shell Transport EGM

Under the terms of the Shell Transport ADR Deposit Agreement, you are not entitled to attend or vote at the meetings, or appoint a proxy to attend and vote on your behalf. You may only attend or vote at the meetings if you become a registered holder of Shell Transport Ordinary Shares by arranging for the surrender of your Shell Transport ADRs in accordance with the terms of the Shell Transport ADR Deposit Agreement.

However, if you hold Shell Transport ADRs as of the record date of May 13, 2005, you can instruct the Shell Transport ADR Depositary how you want it to vote at the Court Meeting and the Shell Transport EGM in respect of the Shell Transport Ordinary Shares represented by your Shell Transport ADRs.

If you hold your Shell Transport ADRs indirectly, you must rely on the procedures of the bank, broker or financial institution through which you hold your Shell Transport ADRs if you wish to vote.

Voting instructions

You can tell the Shell Transport ADR Depositary how you wish it to cast the votes to which it is entitled on the Shell Transport Ordinary Shares represented by your Shell Transport ADRs by completing and returning the yellow stripe combined voting instruction card for the Court Meeting and the Shell Transport EGM.

To instruct the Shell Transport ADR Depositary how to vote on each of the resolutions specified in the notices of meetings, you should place an “X” in the appropriate box on the yellow stripe combined voting instruction card.

In connection with the Court Meeting, if you do not return the yellow stripe combined voting instruction card or you do not indicate on that form whether the Shell Transport ADR Depositary should vote for or against the Scheme, the Shell Transport ADR Depositary will not cast any votes at the Court Meeting in respect of the Shell Transport Ordinary Shares represented by your Shell Transport ADRs.

In respect of the Shell Transport EGM, in the absence of such specific instructions, the Shell Transport ADR Depositary will treat the return of the yellow stripe combined voting instruction card duly signed by the due date as an instruction to give a discretionary proxy to the chairman of that meeting. In such event, the proxy appointed by the Shell Transport ADR Depositary will vote (or abstain from voting) as he or she thinks fit on the specified resolution.

The Shell Transport ADR Depositary will also treat the return of the yellow stripe combined voting instruction card duly signed as an instruction to grant to any proxy it appoints authority to vote (or abstain from voting) as the proxy thinks fit in connection with any changes to the Scheme or on any other business that may properly come before the Court Meeting or the Shell Transport EGM.

Posting details

Upon completion of the yellow stripe combined voting instruction card, you should tear off the return section of the card, place it in the pre-addressed envelope provided and return it to the depositary. Postage is not required if mailed in the United States. The yellow stripe combined voting instruction card, to be valid, must be received by the Shell Transport ADR Depositary no later than close of business (New York City time) on June 21, 2005 (faxes will not be accepted).

Level of approval required at the Court Meeting

The approval required at the Court Meeting is that the Shell Transport Ordinary Shareholders and holders of Shell Transport Bearer Warrants voting in favour of the Scheme must:

–	represent a majority in number of the Shell Transport Ordinary Shareholders and holders of Shell Transport Bearer Warrants present and voting in person or by proxy at the Court Meeting; and

–	represent not less than three-fourths in value of the Shell Transport Ordinary Shares held by the Shell Transport Ordinary Shareholders present and voting in person or by proxy at the Court Meeting and to which holders of Shell Transport Bearer Warrants present and voting in person or by proxy are entitled.

The first test is therefore concerned with the number of registered Shell Transport Ordinary Shareholders and holders of Shell Transport Bearer Warrants attending and voting at the Court Meeting and the second test relates to the number of Shell Transport Ordinary Shares held by those shareholders and the number of Shell Transport Ordinary Shares to which those holders of Shell Transport Bearer Warrants are entitled.

Each registered holder of Shell Transport Ordinary Shares and each holder of Shell Transport Bearer Warrants will count as one Shell Transport Ordinary Shareholder for the purpose of the first test regardless of how many Shell Transport Ordinary Shares that registered shareholder owns or to which that holder of Shell Transport Bearer Warrants is entitled.

However, holders of Shell Transport ADRs are not registered as Shell Transport Ordinary Shareholders. The Shell Transport Ordinary Shares held by the Shell Transport ADR Depositary are entered as a single registered holding in Shell Transport’s register of members in the name of the Shell Transport ADR Depositary. Therefore, the votes cast by the Shell Transport ADR Depositary on behalf of holders of Shell Transport ADRs at the Court Meeting will be aggregated and treated as the vote of one Shell Transport Ordinary Shareholder for the purpose of determining the statutory majority under the first test. That one vote will not be counted if some holders of Shell Transport ADRs instruct the Shell Transport ADR Depositary to vote in favour of the Scheme and some against it in that the votes for and against the Scheme will cancel each other out. For the purpose of the second test, the votes of the holders of Shell Transport ADRs exercised by the Shell Transport ADR Depositary will be treated in the same way as the votes of Shell Transport Ordinary Shareholders.

Royal Dutch Shell Shares

The Royal Dutch/Shell Group is currently jointly owned by two companies: Royal Dutch and Shell Transport. Royal Dutch has a 60% interest in the Royal Dutch/Shell Group and Shell Transport 40%. The shareholdings (including those represented by ADRs) in Royal Dutch Shell will be calculated to reflect those 60:40 percentage interests.

For every Shell Transport ADR you hold, you will receive approximately 0.862 “B” ADRs in Royal Dutch Shell. Each Shell Transport ADR currently represents six Shell Transport Ordinary Shares and each Royal Dutch Shell ADR will represent two Royal Dutch Shell Shares. The Shell Transport ADR Exchange Ratio has therefore been calculated by multiplying the number of Royal Dutch Shell Shares which a Shell Transport Ordinary Shareholder will receive for each Shell Transport Ordinary Share held (i.e. approximately 0.2873) by six then dividing it by two. As a result of this calculation, following completion, investors in Shell Transport (excluding holders of Shell Transport Preference Shares) will own 40% of Royal Dutch Shell’s share capital, equivalent to their interest in the Royal Dutch/Shell Group at the moment.

The listing of “B” ADRs on the NYSE has been approved, subject to official notice of issuance, and, subject to official notice of issuance, trading on the NYSE is expected to commence on or about July 20, 2005.

Royal Dutch Shell has arranged for the Royal Dutch Shell “B” ADR Depositary to provide exchange agent services.

“B” Shares will be issued to, and credited to, the relevant CREST account of the Royal Dutch Shell “B” ADR Depositary on the Effective Date.

The “B” ADRs will be issued on the Effective Date (expected to be July 20, 2005) for the benefit of each person who holds Shell Transport ADRs at the Depositary Record Time. However, these will not be registered in your name until you have returned your letter of transmittal together with the certificates in respect of your Shell Transport ADRs. You will receive a letter of transmittal shortly after the Effective Date, which will inform you how to surrender your Shell Transport ADRs.

Upon surrender of your Shell Transport ADR certificates, the Royal Dutch Shell “B” ADR Depositary will register the applicable number of “B” ADRs in your name. They will be registered in “uncertificated/book entry” form as direct registration securities which means that, rather than receiving a certificate you will receive a statement evidencing your ownership. When you receive that statement, if you wish, you can instruct the Royal Dutch Shell “B” ADR Depositary to send you certificates in respect of your “B” ADRs. The statement will include instructions about how you can do this.

Following the Depositary Record Time, expected to be 5pm (New York City time) on July 19, 2005, the Shell Transport ADR Deposit Agreement will be terminated.

Voting of Royal Dutch Shell “B” ADRs

Unlike the current Shell Transport ADR Deposit Agreement, which does not allow holders of Shell Transport ADRs to vote at Shell Transport meetings, the new Royal Dutch Shell “B” ADR Deposit Agreement will permit a holder of “B” ADRs to vote as a proxy at Royal Dutch Shell meetings, if certain information is provided to the Shell Transport ADR Depositary by a specified date before the applicable meeting.

Further Information

The Long Form Scheme Document and the Listing Particulars, which contain detailed information on the transaction, are available on our website, www.shell.com/unification.

Alternatively, if you would like to be sent a free copy of the Long Form Scheme Document and/or the Listing Particulars, please call Georgeson toll free on 1-888-278-6357 (or, if you are calling from outside the US, +1-212-440-9800).

If you have any questions relating to the surrender of your Shell Transport ADRs or the completion and return of the voting instruction card, please contact the Shell Transport ADR Depositary toll free on 1-888-269-2377 (or, if you are calling from outside the US, on +1-610-382-7836). For questions related to the Scheme Document, please call Georgeson toll free on 1-888-278-6357 (or, if you are calling from outside the US, +1-212-440-9800). The helplines will be open from Monday to Friday from 8.30am to 6pm (New York City time). For legal reasons, the helplines will only be able to provide information contained in the Scheme Document, the Long Form Scheme Document and the Listing Particulars and practical information about how to complete the various forms. They will be unable to give advice on the merits of the Transaction or provide any financial or taxation advice.

Contact Information

Shareholder helpline:
1-888-269-2377
or, if you are calling from outside the US,
+1-610-382-7836

Georgeson:
1-888-278-6357
or, if you are calling from outside the US,
+1-212-440-9800

Website:
www.shell.com/unification

Questions and Answers

What are the proposals?

On October 28, 2004, the Shell Transport Board and the Royal Dutch Boards announced that they had unanimously agreed, in principle, to propose to shareholders the unification of Shell Transport and Royal Dutch under a single new parent company, Royal Dutch Shell plc. Shell Transport is now asking shareholders to vote on the proposed unification at meetings to be held on June 28, 2005.

Why are these special meetings being held?

The Court Meeting and the Shell Transport EGM are being held to decide whether to approve the Scheme of Arrangement, which forms part of the proposals for the unification of Shell Transport and Royal Dutch, and related proposals. They will take place after the normal Shell Transport annual general meeting.

Can I come to these meetings?

As a holder of Shell Transport ADRs, you are not entitled to attend or vote at the meetings unless you become a registered holder of Shell Transport Ordinary Shares by arranging for the surrender of your Shell Transport ADRs in accordance with the terms of the Shell Transport ADR Deposit Agreement.

How do I vote?

You need to fill in the yellow stripe combined voting instruction card for the Court Meeting and the Shell Transport EGM. Once completed, you should tear off the return section of the card, place it in the pre-addressed envelope and return it to the depositary. If you hold your Shell Transport ADRs indirectly, you must rely on the procedures of your bank, broker or financial institution through which you hold your Shell Transport ADRs if you wish to vote.

When do I need to send in my voting instruction card?

The deadline for receiving the voting instruction card is close of business (New York City time) on June 21, 2005.

How do I get my “B” ADRs?

Once you surrender your certificates for your Shell Transport ADRs, together with the letter of transmittal, the “B” ADRs to which you are entitled will be registered in “uncertificated/book entry” form as direct registration securities in your name and the Royal Dutch Shell “B” ADR Depositary will send you a statement. Once you receive this statement you can, if you wish, instruct the Royal Dutch Shell “B” ADR Depositary to send you certificates in respect of those “B” ADRs.

When can I sell my ADRs?

The last day of dealing in Shell Transport ADRs is expected to be July 19, 2005 and the first day you can trade Royal Dutch Shell ADRs is expected to be July 20, 2005.

What’s Royal Dutch Shell’s dividend policy?

The Royal Dutch Shell Board has stated that, following completion, it will seek to increase dividends at least in line with inflation over time. The base for the 2005 financial year will be the dividends paid by Royal Dutch in respect of the financial year ended December 31, 2004. After completion, Royal Dutch Shell dividends will be paid on a quarterly basis starting with the dividend for the second quarter of 2005. This dividend is expected to be declared on July 28, 2005 and paid in September 2005. Under the terms of the Royal Dutch Shell “B” ADR Deposit Agreement, dividends will be distributed to you by the Royal Dutch Shell “B” ADR Depositary after it has deducted its fees and expenses.